Exhibit 99.1

ASSOCIATION OF NATIONAL ADVERTISERS PRESENTS THE 2023 DRIVING INFLUENCE AWARD TO QYOU MEDIA FOR ITS 'OKAY HYUNDAI' TIKTOK CAMPAIGN

QYOU's collaboration with Culture Brands for Hyundai successfully engaged black TikTok influencers to drive consideration and excitement among African-American consumers for the brand's award winning electric vehicle, the 2022 IONIQ 5

TORONTO and LOS ANGELES, Feb. 15, 2023 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF), announced today that The Association of National Advertisers (ANA) presented the 2023 Driving Influence Award to QYOU Media, in partnership with Culture Brands, for Hyundai's 'Okay, Hyundai' campaign during the Chicago Auto Show's Media Preview. The annual award is given to a manufacturer that harnesses the power of influencer marketing to engage automotive customers. This year's award highlighted campaigns with a special emphasis on reaching diverse audiences and communities, including women, BIPOC and LGBTQ consumers.

To launch the 2022 Hyundai IONIQ 5 and the 2023 Palisade SUV, the team embraced the brand's award-winning OKAY Hyundai umbrella theme to deliver campaign-specific goals of expanded awareness, purchase consideration and audience engagement through culturally relevant content for Black consumers.

QYOU Media partnered up with Black creators and influencers to inspire users to take new adventures with two of its flagship vehicles -  IONIQ 5, an award-winning and game-changing electric vehicle that fits seamlessly into user's everyday lifestyles, and the enhanced Palisade SUV.

QYOU Media, a media and entertainment company powered by the Creator Economy, identified 11 Black Creators and, together with Culture Brands, developed a two-phase digital influencer campaign. Together, they created a viral campaign for both the ultimate family vehicle and benefits of an electric lifestyle. Creating an interactive social media presence through TikTok, the wide-ranging digital video campaign featured AA communities' top influencers, custom creative, in-house content production and content amplification.

"I want to thank the ANA and the Chicago Automobile Trade Association for recognizing the impact of this campaign," said Glenn Ginsburg, President of QYOU Media. "It was an honor to recognize and celebrate authentic Black voices in a culturally relevant way alongside Culture Brands and Hyundai.  It was not only fun and exciting content to watch, but it generated view rates and engagements that surpassed our own high expectations."

The campaign produced 1.5 million video views and 73,000 engagements for an overall engagement rate of 4.84 percent on TikTok. One of the main reasons to partner with influencers was to leverage their credibility with their audiences to generate purchase consideration for the vehicles and increase favorability for the Hyundai brand.

"The ANA is thrilled to present the 2023 Driving Influence Award to Hyundai for how they creatively engaged black TikTok influencers to reposition Hyundai in the eyes of African-American consumers as a sleek, trendy, futuristic vehicle," said Leah Marshall, Senior Director, Influencer Marketing at the ANA.

Past Driving Influence Award recipients include Toyota (Family Trails), Mitsubishi (Kids Talk Safety), Hyundai (Santa Fe Launch), and Honda (Drive Your Fun).

For more information on the 2023 Chicago Auto Show, visit www.ChicagoAutoShow.com . For high resolution photos and b-roll, visit www.ChicagoAutoShow.com/media/online-newsroom-gallery.

About the Chicago Auto Show

First staged in 1901, the Chicago Auto Show is the nation's longest running auto exposition in North America. The show is produced by Chicagoland's new-car dealer association, the Chicago Automobile Trade Association, which has staged the show since 1935. The 2023 public show is Feb. 11-20 at McCormick Place. For more information and the latest updates, visit ChicagoAutoShow.com or Facebook.com/ChicagoAutoShow.com .

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Chicago Auto Show 2023 Logo (CNW Group/QYOU Media Inc.)

Hyundai Logo (CNW Group/QYOU Media Inc.)

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SOURCE QYOU Media Inc.

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For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447) Or 407-491-4498, QYOUF@redchip.com; QYOU Contact: Contact shareholder@qyoutv.com or Doug Barker at 437-992-4814 for more information.

CO: QYOU Media Inc.

CNW 08:05e 15-FEB-23